Exhibit 99.2

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated
Financial Statements

Three and six-month periods ended June 30, 2018 and 2017

(unaudited)

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Financial Position (unaudited)

As at (in US dollars)	Note	June 30, 2018	December 31, 2017
Assets
Current assets
Cash		$12,937,235	$36,230,343
Short-term investments	4	55,000,000	30,000,000
Interest receivable		1,402,584	575,499
Sales tax and other receivables		71,105	94,497
Income tax and tax credits receivable		1,205,372	977,901
Prepaid expenses		5,907,485	3,798,882
Total current assets		76,523,781	71,677,122

Non-current assets
Long-term investments	4	50,000,000	75,000,000
Property and equipment		23,720	33,084
Intangible assets		1,619,251	1,715,192
Total non-current assets		51,642,971	76,748,276
Total assets		$128,166,752	$148,425,398

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$8,455,136	$6,718,666
Total liabilities		8,455,136	6,718,666

Equity
Common shares		230,659,692	230,659,692
Contributed surplus		4,663,076	2,659,348
Deficit		(115,611,152)	(91,612,308)
Total equity		119,711,616	141,706,732

Subsequent events	11
Total equity and liabilities		$128,166,752	$148,425,398

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

	Common shares		Contributed surplus	Deficit	Equity
(in US dollars)	Shares	$	$	$	$
December 31, 2017	31,717,584	230,659,692	2,659,348	(91,612,308)	141,706,732
Shared-based compensation (note 6)	-	-	2,003,728	-	2,003,728
Net loss and comprehensive loss	-	-	-	(23,998,844)	(23,998,844)
June 30, 2018	31,717,584	230,659,692	4,663,076	(115,611,152)	119,711,616

	Common shares		Contributed surplus	Deficit	Equity
(in US dollars)	Shares	$	$	$	$
December 31, 2016	2,351,347	272,391	498,471	(149,442,970)	(148,672,108)
Exercise of stock options	99,013	51,626	(20,038)	-	31,588
Shared-based compensation (note 6)	-	-	682,276	-	682,276
Net loss and comprehensive loss	-	-	-	(64,660,772)	(64,660,772)
June 30, 2017	2,450,360	324,017	1,160,709	(214,103,742)	(212,619,016)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Net Loss and Comprehensive Loss
(unaudited)

		Three-month periods ended June 30,		Six-month periods ended June 30,
(in US dollars)	Note	2018	2017	2018	2017

Expenses

Research and development expenses		$7,437,155	$6,332,519	$18,432,718	$9,740,030
Investment tax credits		(203,917)	(70,414)	(354,955)	(120,040)
		7,233,238	6,262,105	18,077,763	9,619,990

General and administrative expenses		3,899,531	2,393,514	6,756,769	4,061,806

Interest income		(538,872)	(106,837)	(1,090,630)	(187,834)
Financial expenses	8	27,499	14,677,698	67,765	51,024,782

Net loss before income taxes		10,621,396	23,226,480	23,811,667	64,518,744

Income tax expense		146,211	97,665	187,177	142,028

Net loss and comprehensive loss		($10,767,607)	($23,324,145)	($23,998,844)	($64,660,772)

Basic and diluted loss per share		($0.34)	($9.54)	($0.76)	($26.88)
Weighted average number of outstanding basic and diluted shares		31,717,584	2,445,729	31,717,584	2,405,187

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

		Three-month periods ended June 30,		Six-month periods ended June 30,
(in US dollars)	Note	2018	2017	2018	2017

Operating activities
Net loss		($10,767,607)	($23,324,145)	($23,998,844)	($64,660,772)
Adjusting items
Interest income recognized in net loss		(538,872)	(106,837)	(1,090,630)	(187,834)
Depreciation of property and equipment		4,682	6,314	9,364	13,792
Amortization of intangible assets		48,236	48,227	95,941	82,045
Transaction costs recognized in net loss	5	-	-	-	35,175
Embedded derivative loss recognized in net loss	5	-	13,578,536	-	48,895,585
Accretion of preferred shares	5	-	1,097,699	-	2,085,737
Share-based compensation	6	1,271,935	598,535	2,003,728	682,276
Net foreign exchange gain		37,429	(8,353)	54,613	(15,393)
Income tax expense recognized in net loss		146,211	97,665	187,177	142,028
Income taxes paid		(54,447)	(42,500)	(59,693)	(88,089)
Tax credit		(126,337)	-	(160,997)	-
Net changes in working capital
Sales tax and other receivables		40,984	(64,316)	19,922	(25,024)
Investment tax credits receivable		(77,580)	(70,414)	(193,958)	(120,040)
Deferred financing costs		-	(182,240)	-	(275,784)
Prepaid expenses		(3,541,020)	(75,603)	(2,108,603)	(80,064)
Accounts payable and accrued liabilities		(195,284)	2,246,567	1,747,832	1,377,851
Net operating cash flows		(13,751,670)	(6,200,865)	(23,494,148)	(12,138,511)

Investing activities
Interest income received		97,826	36,329	263,545	367,372
Acquisition of short and long-term investments		-	(5,000,000)	(5,000,000)	(25,000,000)
Maturity of short-term investments		-	-	5,000,000	30,000,000
Acquisition of property and equipment		-	(5,302)	-	(12,828)
Acquisition of intellectual property		-	(1,000,000)	-	(1,000,000)
Net investing cash flows		97,826	(5,968,973)	263,545	4,354,544

Financing activities
Issuance of common shares		-	5,859	-	31,588
Issuance of preferred shares	5	-	-	-	10,000,080
Issue costs of preferred shares	5	-	-	-	(129,520)
Net financing cash flows		-	5,859	-	9,902,148

Net (decrease) increase in cash		(13,653,844)	(12,163,979)	(23,230,603)	2,118,181
Cash at beginning of period		26,638,487	23,722,034	36,230,343	9,434,495
Effect of exchange rate fluctuations on cash held		(47,408)	26,166	(62,505)	31,545
Cash at end of period		$12,937,235	$11,584,221	$12,937,235	$11,584,221

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2018 and 2017 (in US dollars)

1.	General information

Clementia Pharmaceuticals Inc. (the Company or Clementia) is a clinical stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases. The Company’s lead product candidate, palovarotene, is an oral small molecule that has shown potent activity in preventing abnormal new bone formation as well as fibrosis in a variety of tissues. The Company is developing palovarotene for the treatment of Fibrodysplasia Ossificans Progressiva (FOP), Multiple Osteochondromas (MO) and other diseases.

In August 2017, the Company completed its initial public offering (IPO) and issued 9,191,000 common shares at $15 per share, including the underwriters’ over-allotment option, for total gross proceeds of $137,865,000. The Company’s common shares are listed and traded on the Nasdaq Global Select Market under the symbol CMTA.

Clementia is a development stage company and has not generated any product revenues to date. The Company has incurred net losses in each year since its inception. Net losses were $23,998,844 for the six-month period ended June 30, 2018, resulting primarily from research and development activities and general and administrative costs associated with operations, and $115,455,193 for the year ended December 31, 2017, resulting primarily from non-cash finance charges incurred in connection with the accounting of our preferred shares and embedded derivatives, as well as costs incurred in connection with research and development activities and general and administrative costs associated with operations. As of June 30, 2018, the Company had an accumulated deficit of $115,611,152. In August 2017, all outstanding Class A, B and C redeemable preferred shares were converted on a one-for-one basis into common shares of the Company. In connection therewith, the Company eliminated $173,285,855 in contributed surplus created by the conversion of the preferred shares into common shares, an amount equal to the excess of the carrying value of the preferred share liabilities and embedded derivatives liabilities immediately prior to the conversion over the amount that was accounted for as share capital, being the stated capital of the preferred shares, and reduced its deficit in the third quarter of 2017 by a corresponding amount of $173,285,855. Operating activities used $23,494,148 in cash for the six-month ended June 30, 2018 and $35,566,460 in cash for the year ended December 31, 2017. The Company expects that its existing cash, short-term and long-term investments as of June 30, 2018 will enable it to fund its planned operating expenses for more than the next twelve months from June 30, 2018.

We expect to incur significant expenses and continued operating losses for the foreseeable future. We expect our expenses will increase substantially in connection with our ongoing activities, particularly as we advance clinical development of palovarotene by conducting clinical trials; continue research and development efforts to support clinical development of additional RARγ agonist candidates; continue to engage contract manufacturing organizations (CMOs) to manufacture our clinical study materials and to develop large-scale manufacturing capabilities; seek regulatory approval for our product candidates; add personnel to support our product development and future commercialization; add operational, financial and management information systems; maintain, leverage and expand our intellectual property portfolio; and continue to operate as a public company.

6

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2018 and 2017 (in US dollars)

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for palovarotene or any other product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. As a result, we will need additional financing to support our continuing operations.

Until such time that we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity, debt financings or others, which may include collaborations with third parties. Arrangements with collaborators or others may require us to relinquish certain rights related to our technologies or product candidates. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. The Company will need to generate significant revenue to achieve profitability and it may never do so.

Clementia is incorporated under the laws of Canada. The address of the Company’s registered head office is 4150 Sainte-Catherine Street West, Suite 550, Montréal, Québec, Canada, H3Z 2Y5.

2.	Significant accounting policies

a.	Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and were approved for issuance by the board of directors and authorized for issue on August 8, 2018. In July 2017, the Company amended its articles of incorporation to effect a 11.99-for-1 stock-split of all of the Company’s common shares. The stock-split became effective July 19, 2017 and, as a result, all issued and outstanding common shares, preferred shares, stock options and per share amounts contained in these interim condensed consolidated financial statements have been retrospectively adjusted to reflect this stock-split for the prior year figures.

The interim condensed consolidated financial statements were prepared using the same accounting policies as set forth in notes 2 and 3 in the audited consolidated financial statements of the Company for the year ended December 31, 2017. These interim condensed consolidated financial statements do not include all the notes required in annual financial statements. Therefore, these interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the year ended December 31, 2017.

The preparation of the Company’s interim condensed consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenditures, assets and liabilities. Actual results could differ from those estimates.

7

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2018 and 2017 (in US dollars)

On an ongoing basis, estimates and judgements are evaluated. The Company bases its estimates on the most probable set of economic conditions and planned course of action, historical experience, known trends and events, and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability affected in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which these estimates are revised and in any future periods affected.

Balances and transactions that are subject to a high degree of estimation are the estimation of accrued expenses and the valuation of the embedded derivatives of the preferred shares. The critical accounting judgements and key sources of estimate uncertainty are consistent with those in the audited consolidated financial statements and notes thereto of the Company for the year ended December 31, 2017.

3.	Adoption of new accounting standards and future changes in accounting policies

On January 1, 2018, the Company adopted Financial Instruments (IFRS 9), which replaces the requirements in IAS 39, Financial Instruments, Recognition and Measurement for classification and measurement of financial assets and liabilities. IFRS 9 introduces a single classification and measurement approach for financial instruments, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements and results in a single impairment model being applied to all financial instruments. IFRS 9 also modifies the hedge accounting model to incorporate the risk management practices of an entity. Additional disclosures are also required under the new standards. The expected credit loss related to the Company’s financial assets is not considered material because the Company’s principal financial assets are cash and investments (note 4) which do not have material expected credit losses due to the counterparty Canadian and U.S. chartered banks that have high credit ratings and low default rates.

The IASB has also issued new standards that are not effective for the year ended December 31, 2018, and although early adoption is permitted, they have not been applied in preparing these interim condensed consolidated financial statements. The Company is currently evaluating the effect, if any, the following new standard will have on its financial results.

i)	Leases (IFRS 16), effective for annual periods beginning on or after January 1, 2019, provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It supersedes IAS 17 Leases and its associated interpretive guidance. Significant changes were made to lessee accounting with the distinction between operating and finance leases removed and assets and liabilities recognized in respect of all leases (subject to limited exceptions for short-term leases and leases of low value assets). Earlier application of IFRS 16 is permitted for companies that have also adopted IFRS 15, Revenue from Contracts with Customers.

8

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2018 and 2017 (in US dollars)

4.	Investments

Term deposits, bearing interest at rates varying between 1.55% and 1.88% and maturing on various dates up to October 1, 2019, were classified as follows.

	June 30, 2018	December 31, 2017
Short-term investments	$55,000,000	$30,000,000
Long-term investments	$50,000,000	$75,000,000
	$105,000,000	$105,000,000

The objective for holding term deposits is to invest the Company’s excess cash resources in investment vehicles that provide a better rate of return compared to the Company’s interest bearing operating bank accounts with limited risk to the principal amount invested. The Company intends to match the maturities of its term deposits with the cash requirements of the Company’s operating activities.

5.	Preferred shares

On March 16, 2017, the Company completed a $10,000,080 Class C financing with a new investor. Under the agreed terms, the Company issued 841,410 Class C redeemable convertible preferred shares at $11.88 per share for a total consideration of $10,000,080, less $129,520 in share issuance costs. Class A, B and C redeemable and convertible preferred shares had substantially the same terms.

In August 2017, immediately prior to its qualifying IPO, all of the outstanding Class A, B and C redeemable convertible preferred shares were converted on a one-for-one basis into 20,076,224 common shares of the Company. In connection therewith, in the third quarter of 2017 the Company i) included the original stated capital of the preferred shares in share capital, ii) included the excess of the total carrying value of the preferred shares and the embedded derivative liabilities over the original stated capital of the preferred shares in contributed surplus and iii) eliminated the contributed surplus created by the conversion of the preferred shares into common shares and recorded a corresponding reduction in deficit (as resolved by the Company’s board of directors).

9

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2018 and 2017 (in US dollars)

As at June 30, 2018 and December 31, 2017, there were no Class A, B or C redeemable convertible preferred shares issued and outstanding.

There were no changes in preferred shares and embedded derivatives for the six-month period ended June 30, 2018. Changes in preferred shares and embedded derivatives for the six-month period ended June 30, 2017 were as follows:

	Preferred shares			Embedded derivatives
	Class A	Class B	Class C	Class A	Class B	Class C
Balance, December 31, 2016	$24,993,486	$42,887,466	$-	$83,355,470	$34,469,141	$-
Issuance of preferred shares	-	-	7,284,269	-	-	2,715,811
Transaction costs	-	-	(94,345)	-	-	-
Accretion during the period	307,595	662,239	18,204	-	-	-
Loss (gain) on re-measurement at fair value	-	-	-	44,814,889	(9,497,840)	-
Balance, March 31, 2017	25,301,081	43,549,705	7,208,128	128,170,359	24,971,301	2,715,811
Accretion during the period	311,491	672,465	113,743	-	-	-
Loss (gain) on re-measurement at fair value	-	-	-	19,102,528	(4,498,721)	(1,025,271)
Balance, June 30, 2017	$25,612,572	$44,222,170	$7,321,871	$147,272,887	$20,472,580	$1,690,540

The fair values of the embedded derivative conversion options prior to March 16, 2017 were estimated using a Monte Carlo simulation model.

The fair values of the embedded derivative conversion options at March 31, 2017, and at inception for the Class C preferred shares, were estimated using a hybrid of the probability-weighted expected return method (PWERM), weighted at 75%, and a Monte Carlo simulation model, weighted at 25%. The Company integrated a PWERM model into its valuation methodology during the first quarter of 2017 as it had undertaken tangible steps towards a qualifying IPO and it believed this model to be a more accurate estimation method of the conversion option.

The fair value of the embedded derivative conversion options at June 30, 2017 were estimated using a hybrid of the PWERM method, weighted at 95%, and a liquidation scenario, weighted at 5%. The shift in weight towards the PWERM model considered the Company’s progress towards a qualifying IPO.

Under the PWERM methodology, the fair value was estimated based upon the future implied equity values using a range of low, medium and high exit multiples. Exit multiples were derived from comparable public company transactions that compared the invested capital (being the aggregate of debt and shares) to the pre-IPO equity values. The estimated implied equity value was discounted back from the estimated time to exit to the valuation date.

10

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2018 and 2017 (in US dollars)

The fair value of the embedded derivative conversion options were estimated at inception and on a recurring basis using the Monte Carlo simulation model or PWERM methodology with the following key assumptions, including a nil dividend yield:

	June 30, 2017			2017 (inception)
	Class A	Class B	Class C	Class C
Fair value of embedded derivative per share	$10.98	$3.51	$2.01	$3.23
PWERM assumptions:
Range of exit multiples	3.2-3.7	3.2-3.7	3.2-3.7	3.4-4.1
Time to exit (in years)	0.08	0.08	0.08	0.50
Monte Carlo assumptions:
Starting equity value (in millions of $)	-	-	-	$298.1
Volatility	-	-	-	74%
Weighted average time to exit (in years)	-	-	-	0.75

These derivative liabilities were classified as a Level 3 in the fair value hierarchy. A reasonably possible movement in the estimated starting equity value, expected volatility or expected time to exit could significantly impact the fair value of the embedded derivative.

6.	Share-based payments

Stock options

Under the Company’s Employee Stock Option Plan (ESOP), the Company could grant to its directors, management and employees non-transferrable stock options for the purchase of common shares. Up until completion of the IPO, the maximum number of common shares that were available for issuance under the ESOP was limited to 3,786,886, of which 2,913,582 remain outstanding as at June 30, 2018 (2,997,836 as at December 31, 2017).

Upon completion of its IPO in August 2017, the Company adopted the 2017 Omnibus Plan (Omnibus) under which all future equity-based awards are now granted. The maximum number of common shares available for issuance under the Omnibus is limited to 3,659,308 as at June 30, 2018 (2,390,605 as at December 31, 2017). This number will automatically increase by an annual amount to be added on the first day of each year, beginning January 1, 2018 and continuing until, and including, the year ending December 31, 2027, equal to the lower of 4% of the number of common shares outstanding as of December 31 of the prior calendar year and an amount determined by the Company’s board of directors. The annual amount added on January 1, 2018 was established at 4% of the common shares outstanding at December 31, 2017, or 1,268,703.

11

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2018 and 2017 (in US dollars)

The Omnibus provides for awards of stock options, stock appreciation rights, unrestricted stock, stock units (including restricted stock units), performance awards, deferred share units, elective deferred share units and other awards convertible into or otherwise based on the Company’s common shares. As at June 30, 2018, 1,420,370 stock options were granted and remain outstanding under the Omnibus (27,990 as at December 31, 2017).

Changes in the number of stock options outstanding are as follows:

	Three-months ended June 30,				Six-months ended June 30,
		2018		2017		2018		2017
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of period	3,826,952	$5.07	2,549,098	$1.07	3,025,826	$2.61	2,453,586	$0.44
Issued during the period	508,500	$16.26	468,809	$10.04	1,406,480	$14.76	643,263	$9.95
Exercised during the period	-	-	(20,071)	$0.29	-	-	(99,013)	$0.32
Forfeited during the period	(1,500)	$17.00	-	-	(98,354)	$10.43	-	-
Balance at end of period	4,333,952	$6.38	2,997,836	$2.48	4,333,952	$6.38	2,997,836	$2.48

The following table summarizes the information related to outstanding stock options as at June 30, 2018.

			Outstanding stock options			Exercisable stock options
Range of exercise prices			Number of stock options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of exercisable stock options	Weighted average exercise price
$0.29	-	$0.69	2,300,594	5.8	$0.34	1,887,813	$0.33
	$4.81		53,979	7.5	$4.81	36,653	$4.81
$9.70	-	$10.04	559,009	8.8	$9.97	201,828	$9.95
$11.92	-	$13.80	850,380	6.7	$13.78	2,664	$13.80
$15.95	-	$16.50	462,990	6.8	$15.99	-	-
$17.00	-	$18.98	107,000	6.8	$17.77	-	-
			4,333,952	6.5	$6.38	2,128,958	$1.34

12

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2018 and 2017 (in US dollars)

During the three-month period ended June 30, 2018, the Company recorded a stock-based compensation expense of $1,208,214 ($598,535 during the three-month period ended June 30, 2017), of which $759,734 ($415,537 in 2017) was recorded in general and administrative expenses and $448,480 ($182,998 in 2017) in research and development expenses in relation to stock options.

During the six-month period ended June 30, 2018, the Company recorded a stock-based compensation expense of $1,883,340 ($682,276 during the six-month period ended June 30, 2017) of which $1,298,351 ($440,792 in 2017) was recorded in general and administrative expenses and $584,989 ($241,484 in 2017) in research and development expenses in relation to stock options.

As at June 30, 2018, the Company had approximately $6.9 million of total unrecognized stock-based compensation expense, net of related forfeiture estimates, which is expected to be recognized over a weighted-average remaining vesting period of approximately 1.4 years.

As at June 30, 2018, there were 440,000 performance-based stock options outstanding for which no stock-based compensation expense was recorded. The Company had approximately $4.0 million of unrecognized stock-based compensation expense related to these.

The fair value of the stock options granted in the six-month periods was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Six-month periods ended June 30,
	2018	2017
Grant (number of stock options)	1,406,480	643,263
Weighted average fair value of stock options	$8.69	$6.67
Weighted average exercise price	$14.76	$9.95
Weighted average assumptions:
Share price	$14.76	$9.95
Risk-free interest rate	2.62%	1.96%
Expected dividend yield	Nil	Nil
Volatility factor	74.29%	77.11%
Expected life (in years)	4.4	5.9

The Company estimates the fair value of its share-based awards to employees and directors using the Black-Scholes option pricing model that was developed to estimate the fair value of freely tradable, fully transferrable stock options without vesting restrictions. The terms of the share-based awards that have been awarded by the Company differ significantly from actual options that the Black-Scholes model was designed to evaluate.

13

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2018 and 2017 (in US dollars)

The Black-Scholes model requires the input of highly subjective assumptions, which affect the calculated values. These include (a) the expected volatility of the Company’s stock, (b) the expected life of the award, (c) the risk-free interest rate and (d) expected dividends. The assumptions used represent the Company’s best estimates at the time of grant.

The expected volatility reflects the assumption that the volatility used in estimating the fair value of share-based compensation is indicative of future trends, which may not necessarily be the actual outcome. Due to the lack of a public market for the trading of the Company’s common shares and a lack of company specific historical and implied volatility data, prior to 2018, the Company based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded (peer data). For these analyses, companies selected had comparable characteristics to the Company, including risk profiles, orphan drugs within their portfolios and position within the industry. Beginning in fiscal 2018, the Company has started to weigh its limited share price volatility with peer data in order to estimate the volatility assumption used for new awards. The weighting of the use of the Company’s own volatility will increase as more time elapses and data becomes available. This process will continue to be applied until a sufficient amount of historical data regarding the volatility of the Company’s own share price volatility becomes available, at which point the Company will rely solely on its own historical volatility.

The expected life of the options reflects the assumption that the expected life of the options used in estimating the fair value of share-based compensation is indicative of future exercise patterns that may occur which may not necessarily be the actual outcome. Due to its limited operating history, the Company has estimated the expected life of its stock options using the “simplified method”, whereby the expected life equals the average vesting terms and the contractual term of the option.

The risk-fee interest rates for periods within the expected life of the option are based on the U.S. Department of Treasury daily treasury yield curve rates in effect at grant date for time periods approximately equal to the expected life of the option.

The expected dividend yield has been estimated at nil as the Company has never paid cash dividends and does not expect to do so in the foreseeable future.

Deferred share units (DSUs)

Under the Company’s Omnibus, directors may elect to take all, none or a portion of their director compensation as DSUs. DSUs have no voting rights, but accrue dividends, if any, as additional DSUs at the same rate as dividends are paid on the Company’s shares. There are no vesting requirements relating to DSUs. DSUs are settled when a director leaves the Company’s board of directors, in either cash or the Company’s common shares issued from treasury or purchased on the open market, at the Company’s option. DSUs issued were treated as equity-settled DSUs whereby the fair value of services received is credited against contributed surplus, with the corresponding share-based compensation being recorded under general and administrative expenses. DSUs are not remeasured subsequent to grant date.

On March 31, 2018, the Company granted 3,738 DSUs to directors in lieu of payment of their board fees at a grant date fair value of $15.15, based on the closing price of the Company’s shares, and recognized an expense of $56,667 in general and administrative expenses for the three-months ended March 31, 2018.

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Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2018 and 2017 (in US dollars)

On June 30, 2018, the Company granted 4,842 DSUs at a grant date fair value of $13.16 and recognized an expense of $63,721 in general and administrative expenses for the three-months ended June 30, 2018.

7.	Additional information on the interim condensed consolidated statements of net loss and comprehensive loss

	Three-months ended June 30,		Six-months ended June 30,
	2018	2017	2018	2017
Included in research and development expenses:
Employee benefits expense	$1,604,319	$1,141,917	$2,990,481	$1,925,788
Depreciation of property and equipment	$2,911	$4,193	$5,843	$8,866
Expenses related to minimum operating lease payments	$115,696	$106,728	$237,262	$208,351
Included in general and administrative expenses:
Employee benefits expense	$1,477,028	$969,934	$2,750,056	$1,486,740
Depreciation of property and equipment	$1,771	$2,121	$3,521	$4,926
Amortization of intangible assets	$48,236	$48,227	$95,941	$82,045
Expenses related to minimum operating lease payments	$38,235	$26,899	$68,162	$56,787

8.	Financial expenses

	Three-months ended June 30,		Six-months ended June 30,
	2018	2017	2018	2017

Transaction costs – embedded derivatives	$-	$-	$-	$35,175
Accretion – preferred shares	-	1,097,699	-	2,085,737
Loss on re-measurement at fair value – embedded derivatives	-	13,578,536	-	48,895,585
Bank charges and other interest	4,567	5,658	8,843	7,834
Foreign exchange losses (gains)	22,932	(4,195)	58,922	451
Total financial expenses	$27,499	$14,677,698	$67,765	$51,024,782

9.	Financial instruments

The Company has determined that the carrying amount of its short-term financial assets and liabilities, including cash, short-term investments and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial assets and liabilities.

15

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2018 and 2017 (in US dollars)

10.	Operating segments

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions, being the biopharmaceutical segment. The Company’s singular focus is on advancing treatments for people living with rare diseases, including FOP and MO, as well as other diseases.

All of the Company’s intangible assets are held in Canada. As at June 30, 2018, the Company’s property and equipment are held as follows: 79% held in Canada and 21% in the United States.

11.	Subsequent events

Subsequent to June 30, 2018, the Company granted 283,980 stock options under the 2017 Omnibus Plan at a weighted average exercise price of $11.49.

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